Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Reynolds Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

January 22, 2010

VIA EDGAR TRANSMISSION

Mr. Larry L. Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC  20549

RE:	Reynolds Funds (the “Company”)
Securities Act Registration No: 033-21718
Investment Company Act Registration No: 811-05549
Reynolds Blue Chip Growth Fund (S000000865)

Dear Mr. Greene:

This correspondence is being filed in response to your oral comments and suggestions of January 13, 2010, to the Company’s Post-Effective Amendment (“PEA”) No. 26 to its registration statement.  PEA 26 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 25, 2009, for the purpose of conforming the Company’s Prospectus for its series, the Reynolds Blue Chip Growth Fund (the “Fund”), to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Company, on behalf of the Fund, hereby states the following:

(1)
The Company acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Company.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Company’s responses.

Prospectus

1.
Staff Comment:  The reference to “Blue Chip” in the name of the Fund suggests a focus on a particular type of investment.  Use of this term is subject to the 80% investment requirement of Rule 35d-1 of the Investment Company Act of 1940, as amended.  Please also provide a reasonable definition of this term in the Fund’s discussion of its investment strategies in the Prospectus.

Response:  The Company responds by deleting the first sentence under Principal Investment Strategies and replacing it with the following: “The Fund under normal market conditions invests 80% of its net assets in the common stocks of “growth” companies that, in the view of the Fund’s investment adviser, are well-established in their industries and have a minimum market capitalization of at least $1 billion (these companies are commonly referred to as “blue chip” companies).”

2.	Staff Comment: In footnote 1 to the Fees and Expenses table, please disclose the circumstances under which the investment advisory agreement may be terminated.

Response:  The Company responds by modifying the last sentence of footnote 1 as follows:  “Upon sixty days’ written notice, the investment advisory agreement may be terminated, for any reason, by the Fund or the Fund’s investment adviser.”

3.
Staff Comment:  Pursuant to Item 9 of Form N-1A, under the heading “Investment Strategies” in the Prospectus, please include disclosure regarding the recent subprime credit crisis and its effects on the economy.

Response:  The Company responds by adding the following paragraph under “Investment Strategies”:

“Recently, developments relating to subprime mortgages have adversely affected fixed-income securities markets in the United States and elsewhere.  These developments also have had a negative effect on the broader economy, and U.S. and international markets have experienced dramatic volatility.  The U.S. and foreign governments have taken numerous steps to alleviate these market conditions.  However, there is no assurance that such actions will be successful.  Continuing market problems may have adverse effects on the Fund.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (800) 773-9665.

Very truly yours,

/s/ Frederick Reynolds
Frederick Reynolds
President
Reynolds Funds, Inc.